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                          March 20, 2024

       Bryan Leach
       Chief Executive Officer
       Ibotta, Inc.
       1801 California Street
       Suite 400
       Denver, CO 80202

                                                        Re: Ibotta, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted February
28, 2024
                                                            CIK No. 0001538379

       Dear Bryan Leach:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 11, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1, Submitted February 28, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our History and Key Milestones, page 84

   1. We note your presentation of Adjusted EBITDA margin. Please present the most directly comparable financial
measure calculated in accordance with US GAAP. See Question
                                                        102.10(a) of the
Compliance and Disclosure Interpretations for Non-GAAP Financial
                                                        Measures.
 Bryan Leach
FirstName
Ibotta, Inc. LastNameBryan Leach
Comapany
March        NameIbotta, Inc.
        20, 2024
March2 20, 2024 Page 2
Page
FirstName LastName
Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-11

2. Please expand your revenue recognition policy to clearly define who the customer(s) is in your arrangements, and specify, if true, that third party publishers (such as Walmart) are not your customers. In addition, to help investors better understand the nature of such
         arrangements, please clarify these relationships in Management   s
Discussion and Analysis
         of Financial Condition and Results of Operations.
       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Rachel J. Nagashima